EXHIBIT 99.1

Fury Mobilizes Second Drill to the Percival Prospect

VANCOUVER, Canada – June 22, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) announces that a second drill has been mobilized to its wholly-owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The second drill will test the refined targeting at the Percival Prospect. Drilling will consist of approximately 6,500 metres (m) seeking to extend the higher-grade core of the Percival gold mineralization down plunge, as well as testing a highly prospective parallel fold hinge 500m to the east.

“Percival is one of our most exciting prospects because we are seeing strong indicators in an area that has had historical success but remains relatively unexplored,” said Tim Clark, CEO of Fury. “At the same time, given the proximity of this prospect to the Eau Claire deposit, there is an opportunity to significantly advance our overall ounces at the Eau Claire project. We are excited about our pending drill results which are expected to start being released in July, as well as the significant opportunities for new discoveries from the hinge at Eau Claire and Percival which we are now drilling."

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Percival Opportunity For Considerable Discoveries

3D Magnetics Inversion

FURY

- Mineralization at margin of folded, steeply plunging magnetic stratigraphy
- Critical grades, critical widths for follow-up
- Mineralization open to expand down plunge and along parallel fold hinges

Looking Northeast
Snake Lake
Percival
Percival Fold Hinge
Untested Parallel Fold Hinge
Surface
ER18-823[1]
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822[1]
1.46 g/t Au over 78.5m
ER19-830[1]
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
ER19-845[1]
8.47 g/t Au over 2.0m
Down Plunge Extension
Untested Parallel Fold Hinge
ER19-861 - 347.8-360.1 m
Po
Si
Si
250 m
Legend
Proposed Drill Hole Pierce Point
Drill Intercept/ Gold Interpolant (Au g/t)
Magnetic
High
Low
10
5
2.5
1
0.5
1. Main intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m. Sub intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m

Figure 1: Percival Long Section showing the steep westerly plunge of the folded stratigraphy as indicated by the 3D magnetic inversion with selected drill highlights as well as the pierce points for proposed 2022 drilling.

Percival Prospect

The Percival prospect, located 14 kilometres (km) east of the Eau Claire deposit, is currently represented by a 400 metre (m) by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence represented by historical drill intercepts by a previous operator during 2018 to 2019 of 93.1m of 2.22 g/t gold, 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold and 2.0m of 8.47 g/t gold (Figure 1) (see news release dated February 10, 2021).

Targeting at Percival has significantly advanced recently with the completion of a 29 line-kilometre Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. The higher-grade Percival mineralization is parallel and slightly offset to magnetic stratigraphic units that define a steeply plunging fold geometry.  Targeting indicates there is the potential to extend higher-grade mineralization down plunge from historical intercepts (Figure 1) and in the newly identified parallel fold hinge 500m to the east of the known mineralization. A single historical drill hole intersected this parallel fold hinge and ended in 12m of alteration and mineralization similar to the halo observed around the Percival gold mineralization (Figure 1).

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“We have looked forward to drilling at Percival and the recently completed surveys have added a high degree of confidence to our targeting through an improved understanding of the controls on mineralization. Our onsite team has reviewed the historical drill core and outcrop exposure to develop a robust targeting matrix using real time observation that we will be able to implement to further refine our targeting as we drill this exciting prospect,” commented Bryan Atkinson, P.Geol., SVP, Exploration of Fury.

Technical Disclosure

The above figures reference highlights only, see the Company’s periodic filings for full details of the work being conducted and its results. In particular the Company’s 2021 Annual Information Form filed at www.sedar.com on March 23, 2022, contains information about the sampling methodology which supports the above disclosure.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only be meaningful as of the date made.

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